Exhibit 99.1

NEWS RELEASE
Investor Contacts C&J Energy Services, Inc. investors@cjenergy.com (713) 260-9986

C&J Energy Services Announces Fourth Quarter 2014 Results

Record 2014 Annual Revenue of $1.6 billion, Up 50% Over 2013

Increased Annual Adjusted EBITDA to $253.5 million, Up 33% Over 2013

Record Quarterly Revenue of $483.5 million, Up 10% Over Third Quarter 2014

Fourth Quarter Adjusted EBITDA of $82.3 million and Adjusted Net Income of $30.5 million ($0.54 per diluted share), Up 10% and 15% Over Third Quarter 2014

HOUSTON, TEXAS, February 11, 2015 – C&J Energy Services, Inc. (NYSE: CJES) today reported net income of $22.3 million, or $0.40 per diluted share, on revenue of $483.5 million for the fourth quarter of 2014, and Adjusted Net Income(1) of $30.5 million, or $0.54 per diluted share(1), after excluding a $4.9 million after-tax ($0.08 per diluted share) charge related to transaction costs associated primarily with the proposed combination (the “Pending Transaction”) of C&J with the completion and production services business of Nabors Industries Ltd. (“Nabors”). Adjusted Net Income(1) also excludes a $0.5 million after-tax ($0.01 per diluted share) charge related to an insurance settlement and a $2.7 million tax effect ($0.05 per diluted share) from the enactment of the Tax Increase Prevention Act. These results compare with net income of $23.8 million, or $0.42 per diluted share, on revenue of $440.0 million for the third quarter of 2014, and Adjusted Net Income(1) of $26.5 million, or $0.47 per diluted share(1), after excluding a $2.7 million after-tax ($0.05 per diluted share) charge related to the Pending Transaction. For the fourth quarter of 2013, the Company recorded net income of $7.3 million, or $0.13 per diluted share, on revenue of $265.4 million. Adjusted EBITDA(1) for the fourth quarter of 2014 was $82.3 million, compared to $75.2 million for the third quarter of 2014 and $36.5 million for the fourth quarter of 2013.

Founder, Chairman and Chief Executive Officer Josh Comstock commented, “2014 was a remarkable year in the history of C&J and I am proud of how we executed on our strategy to strengthen, expand and diversify our business. With a 10% growth in revenue over the prior period, the fourth quarter marked our fourth consecutive quarter to achieve double-digit percentage sequential revenue gains, culminating in a 50% increase in revenue year over year. These outstanding results were driven by strong operating performance and the deployment of additional equipment across our core service lines, as we continued to capitalize on the rise in completion activity and service intensity that carried through most of the year. Fourth quarter revenue from our hydraulic fracturing services increased 11% sequentially as we executed a high volume of service intensive work across an expanded asset base with operational excellence and efficiency. Our other service lines also delivered improved results and we ended the year with a record quarter for our wireline, pumpdown and coiled tubing operations. We accomplished this even with decreasing U.S. domestic drilling and completion activities towards the end of the fourth quarter as a result of rapidly declining commodity prices, as well as the typical year-end seasonal slowdown and disruption due to inclement weather.

“With the sharp fall in commodity prices in the second half of 2014 and extending into 2015, we are experiencing a slowdown in activity across our customer base, which in turn has increased competition and put pressure on pricing for our services. Although the severity and extent of this downturn is uncertain, absent a significant recovery in commodity prices, we expect that activity and pricing levels will continue to decline. In response to this difficult environment, we are focused on maintaining utilization, preserving our competitive position and protecting market share. We have concentrated our assets in those areas with more favorable break-even production costs and we have taken steps to align with sizable, well-hedged customers who recognize the value C&J provides through efficiency gains that result in significant cost savings to them. As our customers seek to reduce pricing, we have been diligent in identifying ways to increase efficiencies and lower our operating costs. We believe that our vertical integration efforts and strategic initiatives position C&J to better serve our customers as we all manage through the downturn. Although we believe we are prepared for the challenges that lie ahead, the weak activity and pricing environment characterizing this downturn will negatively impact our financial and operating results.

“During 2014 we realized a number of significant achievements from our ongoing strategic initiatives, including the launch of our directional drilling services line with our state-of-the-art, in-house manufactured drilling motors. Additionally, through the efforts of our Research & Technology division and vertical integration plan, we began to utilize our in-house manufactured perforating guns in our wireline operations as well as our proprietary data control systems in our hydraulic fracturing equipment. We also progressed on multiple differentiating technologies that we believe will solidify our position as the market leader for completion services and provide a competitive advantage as our customers focus on extracting oil and gas in the most economical and efficient ways possible. We are confident that our investment in vertical integration and developing innovative products and solutions will enable us to reduce costs for our services and for our customers, increase completion efficiencies, enhance our service capabilities and add value for our customers and shareholders.

“I am proud of our operational and strategic accomplishments during 2014 as we demonstrated our commitment to diversification and long-term growth, notably including the signing of a transformative deal to combine with the completion and production services business of Nabors Industries. As we near the final stage of completing this transaction, we remain highly confident that it will create meaningful strategic, financial and operational value for all of our shareholders, customers and employees. We believe that the immediate increases in scale, capabilities, resources, geographic footprint and customer base that this combination provides will better position us to manage through any downturn. We will take advantage of the recent slowdown to ensure the successful integration of our companies with a focus on being strategically positioned to capitalize on future market improvement.”

Results for the Three Months Ended December 31, 2014

Our hydraulic fracturing operations contributed $303.4 million of revenue during the fourth quarter of 2014, compared to $273.1 million of revenue for the third quarter of 2014 and $147.2 million of revenue for the fourth quarter of 2013. Revenue increased quarter over quarter primarily due to a high volume of service intensive work across an expanded asset base. We added 40,000 incremental hydraulic horsepower in July and an additional 40,000 hydraulic horsepower in September, and our fourth quarter results benefited from the full quarter impact of dedicated work for the incremental horsepower. However, our results were impacted by a decrease in utilization levels and pricing during the latter part of the quarter as a result of seasonal declines and inclement weather.

Our wireline operations contributed $118.5 million of revenue during the fourth quarter of 2014, compared to $113.2 million of revenue for the third quarter of 2014 and $74.1 million of revenue for the fourth quarter of 2013. The sequential increase in revenue resulted from strong utilization for our established wireline and pumpdown asset base, in addition to the deployment of new equipment and gains in market share as we expanded our operations in newer areas over the quarter. This growth was partially offset by lower activity levels towards the end of the quarter due to seasonal declines and inclement weather.

Our coiled tubing operations contributed $48.6 million of revenue during the fourth quarter of 2014, compared to $44.7 million of revenue for the third quarter of 2014 and $37.4 million of revenue for the fourth quarter of 2013. We achieved record quarterly revenue for the fourth quarter due to high activity levels with new customers and the deployment of additional coiled tubing units.

Excluding $8.3 million in pre-tax transaction costs associated primarily with the Pending Transaction and a $0.9 million pre-tax charge related to an insurance settlement, our selling, general and administrative expense (“SG&A”) for the fourth quarter of 2014 was $47.9 million, compared to $46.2 million for the third quarter of 2014 and $36.9 million for the fourth quarter of 2013. The sequential increase in SG&A is generally in line with the Company’s growth, including an expanding employee base and continued investments in our ongoing strategic initiatives. However, excluding the aforementioned transaction costs and insurance settlement, we realized a 60 basis-point improvement quarter over quarter and a 400 basis-point improvement year over year in SG&A leverage, with SG&A as a percentage of revenue decreasing to 9.9% for the fourth quarter of 2014, down from 10.5% for the third quarter of 2014 and 13.9% for the fourth quarter of 2013.

We incurred $4.5 million in research and development expense (“R&D”) for the fourth quarter of 2014, compared to $3.5 million for the third quarter of 2014 and $2.7 million for the fourth quarter of 2013. Over the past two years, we have continually invested in our ongoing strategic initiatives, most notably including the build-out of our Research & Technology division, the expansion of our service offerings, the enhancement of our core services, vertical integration and international expansion. These investments have resulted in increased capital expenditures and costs, including approximately $12.2 million of additional SG&A and R&D costs for the fourth quarter of 2014. We believe that these investments will yield meaningful financial returns over the long term.

As noted, during the fourth quarter we also incurred $4.9 million in after-tax transaction costs attributable to the Pending Transaction. We expect to continue to incur significant transaction, integration and transition costs associated with the Pending Transaction over the near term.

Depreciation and amortization expense in the fourth quarter of 2014 increased to $32.4 million from $28.5 million in the third quarter of 2014 and $21.0 million in the fourth quarter of 2013.

We ended the year with an effective tax rate of 39.9%. During the fourth quarter of 2014, the U.S. Congress passed the Tax Increase Prevention Act, which included a one-year reinstatement of bonus depreciation and the research tax credit. We plan to recognize both bonus depreciation and the research tax credit in our 2014 income tax return and our year-end tax provision is reflective of both of these items. While these items will result in significant temporary cash tax savings of approximately $40.0 million, their combined impact increased our effective tax rate by approximately 2.4%. The combined effect of reflecting these items in our tax provision was a reduction to net income of $2.7 million and diluted earnings per share of $0.05, with bonus depreciation reducing diluted earnings per share by $0.07 and the research tax credit increasing diluted earnings per share by $0.02.

Liquidity

As of December 31, 2014, we had $315.0 million in borrowings outstanding under our revolving credit facility, with a cost of borrowing of less than 3.0%, and $34.9 million in long-term capital lease obligations. In November 2014, we exercised the accordion feature of our revolving credit facility, increasing the total lender commitment under the facility by $100.0 million to a total of $500.0 million. During the fourth quarter, we drew down on our credit facility to fund increased capital expenditures related to new equipment, higher working capital and costs associated with the Pending Transaction. We currently have $337.5 million in borrowings outstanding and $34.6 million in long-term capital lease obligations.

Capital expenditures totaled $79.9 million during the fourth quarter of 2014 and $315.7 million for the full year, which primarily consisted of construction of new equipment as well as capital expenditures related to our existing equipment to extend their useful life. Given the current state of the market and exclusive of the Pending Transaction, our 2015 capital expenditures are currently expected to range from $110.0 million to $135.0 million.

Results for the Year Ended December 31, 2014

For the year ended December 31, 2014, we reported net income of $68.8 million, or $1.22 per diluted share, on revenues of $1.6 billion, compared to net income of $66.4 million, or $1.20 per diluted share, on revenues of $1.1 billion for the year ended December 31, 2013. Adjusted Net Income(1) for year ended December 31, 2014 was $84.2 million, or $1.49 per diluted share(1), after excluding a $12.1 million after-tax ($0.21 per diluted share) charge related to costs associated primarily with the Pending Transaction, a $0.5 million after-tax ($0.01 per diluted share) charge related to an insurance settlement and a $2.7 million tax effect from the passing of the Tax Increase Prevention Act ($0.05 per diluted share).

For the year ended December 31, 2014, we reported Adjusted EBITDA(1) of $253.5 million, a 33% increase compared to Adjusted EBITDA(1) of $190.7 million for the year ended December 31, 2013.

Information about the Pending Transaction with Nabors’ Completion and Production Services Business

On June 25, 2014, we announced that we had entered into a definitive merger agreement to combine C&J with Nabors’ completion and production services business to create a leading diversified completion and production services provider. Under the terms of the agreement, Nabors will convey its completion and production services business in the United States and Canada to an existing Bermuda subsidiary (“New C&J”). A Delaware subsidiary of New C&J will merge with and into C&J, with C&J surviving the merger as a subsidiary of New C&J. Common shares of C&J will be converted into common shares of New C&J on a 1:1 basis. Upon closing of the Pending Transaction, New C&J will change its name to “C&J Energy Services, Ltd.” and is expected to be listed on the NYSE under the ticker CJES.

As recently announced, effective as of February 6, 2015, C&J and Nabors agreed to reduce by $250.0 million the cash portion of the consideration to be received by Nabors at closing of the Pending Transaction. As a result, the cash portion of the consideration to be paid to Nabors will decline from $938.0 million to $688.0 million and the debt incurred by the combined company to finance the cash consideration will be proportionally reduced. Each of the Separation Agreement and the Merger Agreement related to the Pending Transaction were amended to, among other things, reflect the aforementioned $250.0 million reduction in purchase price. As a result, at closing, Nabors will receive total consideration valued at approximately $1.4 billion as of February 10, 2015, comprised of approximately $688.0 million in cash and approximately 62.5 million common shares in New C&J, based on the closing price of C&J’s common stock on the NYSE on such date. By reducing C&J’s cash obligation by $250.0 million and therefore the required debt financing, our combined company will have more liquidity, lower leverage and a stronger balance sheet, which are critical, especially during a challenging time for our industry. Nabors, who will be our largest stockholder post-closing, has demonstrated its alignment with all C&J stockholders by ensuring that our combined company will have a solid financial position from which to build a stronger, more successful enterprise and deliver value to all of our shareholders over the long term. Both C&J and Nabors remain committed to successfully closing this transaction, integrating our operations and realizing the benefits of this strategic combination.

The Pending Transaction is subject to approval by our stockholders and customary closing conditions. We continue to work towards closing in March 2015.

Conference Call Information

We will host a conference call on Thursday, February 12, 2015 at 10:00 a.m. Eastern / 9:00 a.m. Central Time to discuss our fourth quarter 2014 financial and operating results. Interested parties may listen to the conference call via a live webcast accessible on our website at www.cjenergy.com or by calling U.S. (Toll Free): 1-877-870-4263 or International: 1-412-317-0790 and asking for the “C&J Energy Services Conference Call.” Please dial-in a few minutes before the scheduled call time. An archive of the webcast will be available shortly after the call on our website at www.cjenergy.com for 12 months following the call. A replay of the call will also be available for one week by calling U.S. (Toll Free): 1-877-344-7529 or International: 1-412-317-0088, using the access code: 10059663.

About C&J Energy Services, Inc.

We are an independent provider of premium hydraulic fracturing, coiled tubing, wireline, pumpdown and other complementary oilfield services with a focus on complex, technically demanding well completions. In addition to our suite of completion, stimulation and production enhancement services, we manufacture, repair and refurbish equipment and provide parts and supplies for third-party companies in the energy services industry, as well as to fulfill our internal needs. With the development of our strategic initiatives, we also provide specialty chemicals for completion and production services, including the fluids used in our hydraulic fracturing operations, as well as downhole tools and related directional drilling technology and data acquisition and control systems. These products are provided to third-party customers in the energy services industry and are also used in our operations and equipment. Headquartered in Houston, Texas, we operate in some of the most active basins in the United States. We also have an office in Dubai and are in the process of establishing an operational presence in key countries in the Middle East. For additional information about C&J Energy Services, please visit our website at www.cjenergy.com.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the Pending Transaction, Red Lion, a subsidiary of Nabors, has filed with the SEC a registration statement on Form S-4, which includes a prospectus of Red Lion and a proxy statement of C&J. Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the Pending Transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PENDING TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PENDING TRANSACTION. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors’ internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the Pending Transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Forward-Looking Statements and Cautionary Statements

This news release (and any oral statements made regarding the subjects of this release, including on the conference call announced herein) contains certain statements and information that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “plan,” “estimate,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “potential,” “would,” “may,” “probable,” “likely,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements, estimates and projections regarding the effects of the Pending Transaction, our business outlook and plans, future financial position, liquidity and capital resources, operations, performance, acquisitions, returns, capital expenditure budgets, costs and other guidance regarding future developments. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the Pending Transaction (including its benefits, results, effects and timing), and whether and when the transactions contemplated by the merger agreement for the Pending Transaction will be consummated, are forward-looking statements within the meaning of federal securities laws.

Forward-looking statements are not assurances of future performance. These forward-looking statements are based on management’s current expectations and beliefs, forecasts for our existing operations, experience, and perception of historical trends, current conditions, anticipated future developments and their effect on us, and other factors believed to be appropriate. Although management believes that the expectations and assumptions reflected in these forward-looking statements are reasonable as and when made, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all). Moreover, our forward-looking statements are subject to significant risks and uncertainties, many of which are beyond our control, which may cause actual results to differ materially from our historical experience and our present expectations or projections which are implied or expressed by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the failure of the stockholders of C&J to approve the Pending Transaction; the risk that the conditions to the closing of the Pending Transaction are not satisfied; the risk that regulatory approvals required for the Pending Transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Pending Transaction; uncertainties as to the timing of the Pending Transaction; competitive responses to the Pending Transaction; costs and difficulties related to the integration of C&J’s business and operations with the Nabors’ completion and production services business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the Pending Transaction; unexpected costs, charges or expenses resulting from the Pending Transaction; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of C&J following completion of the Pending Transaction; any changes in general economic and/or industry specific conditions; risks relating to economic conditions; volatility of crude oil and natural gas commodity prices; delays in or failure of delivery of current or future orders of specialized equipment; the loss of or interruption in operations of one or more key suppliers or customers; oil and gas market conditions; the effects of government regulation, permitting and other legal requirements, including new legislation or regulation of hydraulic fracturing; operating risks; the adequacy of our capital resources and liquidity; weather; litigation; competition in the oil and natural gas industry; and costs and availability of resources.

C&J cautions that the foregoing list of factors is not exclusive. For additional information regarding known material factors that could cause our actual results to differ from our present expectations and projected results, please see our filings with the Securities and Exchange Commission, including our Current Reports on Form 8-K that we file from time to time, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on any forward-looking statement which speaks only as of the date on which such statement is made. We undertake no obligation to correct, revise or update any forward-looking statement after the date such statement is made, whether as a result of new information, future events or otherwise, except as required by applicable law.

(1)	Adjusted Net Income is defined as net income plus the after-tax amount of transaction costs, a charge incurred in connection with an insurance settlement and the effect of the Tax Increase Prevention Act on the tax provision. Adjusted Net Income per diluted share is calculated as Adjusted Net Income divided by diluted weighted average common shares outstanding. Adjusted EBITDA is defined as earnings before net interest expense, income taxes, depreciation and amortization, net gain or loss on disposal of assets, transaction costs and certain non-routine items. Management believes that Adjusted Net Income, Adjusted Net Income per diluted share and Adjusted EBITDA are useful to investors to assess and understand operating performance, especially when comparing those results with previous and subsequent periods or forecasting performance for future periods, primarily because management views the excluded items to be outside of the Company’s normal operating results. For a reconciliation of Adjusted Net Income, Adjusted Net Income per diluted share and Adjusted EBITDA to net income, please see the tables at the end of this release.

C&J Energy Services, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$483,508	$439,978	$265,384	$1,607,944	$1,070,322

Costs and expenses:
Direct costs	348,719	315,406	189,138	1,162,708	738,962
Selling, general and administrative expenses	57,135	50,596	37,006	199,037	136,910
Research and development	4,519	3,450	2,738	14,327	5,005
Depreciation and amortization	32,402	28,499	21,008	108,145	74,703
(Gain) loss on disposal of assets	(32)	16	11	(17)	527

Operating income	40,765	42,011	15,483	123,744	114,215

Other income (expense):
Interest expense, net	(3,118)	(2,778)	(1,632)	(9,840)	(6,550)
Other income (expense), net	14	206	(114)	598	53

Total other income (expense)	(3,104)	(2,572)	(1,746)	(9,242)	(6,497)

Income before income taxes	37,661	39,439	13,737	114,502	107,718

Income tax expense	15,350	15,623	6,447	45,679	41,313

Net income	$22,311	$23,816	$7,290	$68,823	$66,405

Net income per common share:
Basic	$0.41	$0.44	$0.14	$1.28	$1.25

Diluted	$0.40	$0.42	$0.13	$1.22	$1.20

Weighted average common shares outstanding:
Basic	53,956	53,950	53,455	53,838	53,038

Diluted	56,150	56,804	55,869	56,513	55,367

C&J Energy Services, Inc.

Consolidated Balance Sheets

(In thousands, except share data)

	December 31, 2014	December 31, 2013
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$10,017	$14,414
Accounts receivable, net	290,767	152,696
Inventories, net	122,172	70,946
Prepaid and other current assets	29,525	17,066
Deferred tax assets	8,106	1,722

Total current assets	460,587	256,844

Property, plant and equipment, net	783,302	535,574

Other assets:
Goodwill	219,953	205,798
Intangible assets, net	129,468	123,038
Deposits on equipment under construction	7,117	4,331
Deferred financing costs, net	3,786	2,688
Other noncurrent assets	8,533	4,027

Total assets	$1,612,746	$1,132,300

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$229,191	$88,576
Payroll and related costs	16,047	13,711
Accrued expenses	30,794	18,619
Income taxes payable	—	266
Current capital lease obligations	3,873	2,860
Other current liabilities	4,926	1,101

Total current liabilities	284,831	125,133

Deferred tax liabilities	193,340	145,215

Long-term debt and capital lease obligations	349,875	164,205

Other long-term liabilities	2,803	1,596

Total liabilities	830,849	436,149

Commitments and contingencies

Stockholders’ equity
Common stock, par value of $0.01, 100,000,000 shares authorized, 55,333,392 issued and outstanding at December 31, 2014 and 54,604,124 issued and outstanding at December 31, 2013	553	546
Additional paid-in capital	271,104	254,188
Retained earnings	510,240	441,417

Total stockholders’ equity	781,897	696,151

Total liabilities and stockholders’ equity	$1,612,746	$1,132,300

C&J Energy Services, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2014	2013
	(Unaudited)

Cash flows from operating activities:
Net income	$68,823	$66,405
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	108,145	74,703
Deferred income taxes	33,185	16,513
Provision for doubtful accounts, net of write-offs	600	689
Equity in (earnings) loss from unconsolidated affiliate	(471)	160
(Gain) loss on disposal of assets	(17)	527
Stock-based compensation expense	18,350	22,581
Amortization of deferred financing costs	1,168	1,160
Inventory write-down	—	870
Changes in operating assets and liabilities:
Accounts receivable	(135,784)	14,704
Inventories	(50,001)	(10,495)
Prepaid and other current assets	(12,154)	(12,405)
Accounts payable	132,420	11,991
Payroll and related costs and accrued expenses	14,157	2,710
Income taxes payable	(301)	(3,888)
Other	3,717	(5,124)

Net cash provided by operating activities	181,837	181,101

Cash flows from investing activities:
Purchases of and deposits on property, plant and equipment	(307,598)	(151,810)
Proceeds from disposal of property, plant and equipment	719	1,151
Investment in unconsolidated affiliate	(3,000)	—
Payments made for business acquisitions, net of cash acquired	(33,533)	(14,636)

Net cash used in investing activities	(343,412)	(165,295)

Cash flows from financing activities:
Proceeds from revolving debt	229,000	60,000
Payments on revolving debt	(64,000)	(80,306)
Payments of long-term debt	—	(638)
Payments of capital lease obligations	(4,165)	(2,184)
Financing costs	(2,265)	—
Proceeds from stock options exercised	833	5,219
Employee tax withholding on restricted stock vesting	(4,378)	(1,375)
Excess tax benefit from stock-based award activity	2,153	3,450

Net cash provided by (used in) financing activities	157,178	(15,834)

Net decrease in cash and cash equivalents	(4,397)	(28)
Cash and cash equivalents, beginning of year	14,414	14,442

Cash and cash equivalents, end of year	$10,017	$14,414

Supplemental cash flow disclosures:
Cash paid for interest	$8,525	$5,473

Cash paid for income taxes	$16,125	$38,819

Non-cash consideration for business acquisition	$—	$2,556

Non-cash investing and financing activity:
Capital lease obligations	$25,847	$13,487

Change in accrued capital expenditures	$8,120	$6,177

C&J Energy Services, Inc.

Reconciliation of Adjusted Net Income to Net Income

(In thousands)

(Unaudited)

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Adjusted Net Income	$30,483	$26,489	$7,359	$84,192	$66,594
Adjustments, net of tax:
Transaction costs	(4,928)	(2,673)	(69)	(12,117)	(189)
Insurance settlement	(521)	—	—	(529)	—
Effect of Tax Increase Prevention Act on tax provision	(2,723)	—	—	(2,723)	—

Net income	$22,311	$23,816	$7,290	$68,823	$66,405

Per common share:
Net income diluted	$0.40	$0.42	$0.13	$1.22	$1.20

Adjusted net income diluted	$0.54	$0.47	$0.13	$1.49	$1.20

Diluted weighted average common shares outstanding	56,150	56,804	55,869	56,513	55,367

C&J Energy Services, Inc.

Reconciliation of Adjusted EBITDA to Net Income

(In thousands)

(Unaudited)

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Adjusted EBITDA	$82,347	$75,159	$36,518	$253,509	$190,674
Interest expense, net	(3,118)	(2,778)	(1,632)	(9,840)	(6,550)
Income tax expense	(15,350)	(15,623)	(6,447)	(45,679)	(41,313)
Depreciation and amortization	(32,402)	(28,499)	(21,008)	(108,145)	(74,703)
Inventory write-down	—	—	—	—	(870)
(Gain) loss on disposal of assets	32	(16)	(11)	17	(527)
Transaction costs	(8,318)	(4,427)	(130)	(20,159)	(306)
Insurance settlement	(880)	—	—	(880)	—

Net income	$22,311	$23,816	$7,290	$68,823	$66,405